Exhibit 99.1
PARAMOUNT RESOURCES LTD.
Calgary, Alberta
January 18, 2006

NEWS RELEASE:	PARAMOUNT RESOURCES LTD. PROVIDES INITIAL ESTIMATES OF OIL SANDS RESOURCES AND UPDATE ON CONVENTIONAL OPERATIONS
Paramount Resources Ltd. has received the results from the initial evaluations of its oil sands interests conducted by its independent reserves evaluators, GLJ Petroleum Consultants Ltd. (“GLJ”) and McDaniel & Associates Consultants Ltd. (“McDaniel”). The evaluations estimate Paramount’s potential recoverable bitumen resources associated with its oil sands interests to be approximately 1.6 billion barrels. Paramount owns 100% of 12 sections of in situ oil sands leases in the Surmont area of Alberta and has a 50% interest in a joint venture (the “Paramount JV”) with North American Oil Sands Corporation (“NAOSC”) which holds in situ oil sands leases in the Leismer, Corner, Thornbury and Hangingstone areas of Alberta.
The tables below summarize the estimated volumes and net present values attributable to Paramount’s share of the bitumen resources associated with its oil sands interests as evaluated by GLJ and McDaniel, as well as Paramount’s current estimates of its initial and fully developed daily production from such interests.

						Fully
					Initial	Developed
	OBIP(1)	Resources(2)			Production	Production
	(MMBbl)(3)	(MMBbl)			(MBbl/d)(4)	(MBbl/d)
	High	(Estimate)(5)
	Estimate	Low	Best	High
Surmont	1,066	278	358	457	10	30
Paramount JV(6)	2,518	245	565	1,170	5	80

Total	3,584	523	923	1,627	15	110

Notes:

(1)	OBIP means original bitumen in place. Original bitumen in place is the gross volume of bitumen estimated, at a particular time, to be initially contained in a reservoir before any volume has been produced and without regard for the extent to which volumes will be recovered.

(2)	Resources refers to the sum of contingent resources and prospective resources. Contingent resources, as evaluated by GLJ and McDaniel, are those quantities of bitumen estimated to be potentially recoverable from known accumulations but are classified as a resource rather than a reserve primarily due to the absence of regulatory approvals, detailed design estimates and near term development plans. Prospective resources are those quantities of bitumen estimated to be potentially recoverable from undiscovered accumulations. The resources attributable to Surmont have been classified by McDaniel as contingent resources. The resources attributable to the Paramount JV have been classified by GLJ as entirely contingent resources for the low estimate and a combination of contingent resources and prospective resources for the best and high estimates.

(3)	MMBbl means millions of barrels.

(4)	MBbl/d means thousands of barrels per day.

(5)	A low estimate means high certainty, a best estimate means most likely and a high estimate means low certainty.

(6)	The OBIP and resources estimates in respect of the Paramount JV assume that Paramount will participate at a 50% level in a minor acquisition of oil sands interests by NAOSC.

				NPV Discounted
	NPV(1) Discounted at 10%			at 5%
	($MM)(2)			($MM)
		(Estimate)
	Low	Best	High	Best Estimate
Surmont	429	511	586	1,378
Paramount JV	124	665	1,195	2,084

Total	553	1,176	1,781	3,462

Notes:

(1)	NPV means net present value and has been calculated before tax. The calculation considers such items as revenues, royalties, operating costs, abandonment costs and capital expenditures. The calculation does not consider head office general and administrative costs and royalty credits under the Alberta Royalty Tax Credit plan. All NPVs are calculated assuming natural gas is used as a fuel for steam generation. Revenues were calculated based on forecast prices (GLJ used its price forecast as of October 1, 2005 and McDaniel used GLJ’s price forecast as of September 1, 2005).

(2)	$MM means millions of Canadian dollars.
The table below summarizes the estimated net present value per barrel of oil attributable to Paramount’s bitumen resources associated with its oil sands interests calculated by Paramount using the estimates contained in the evaluations of GLJ and McDaniel.

	NPV Discounted at 10%			NPV Discounted at 5%
	($/Bbl)(1)			($/Bbl)
		(Estimate)
	Low	Best	High	Best Estimate
Surmont	$1.54	$1.43	$1.28	$3.85
Paramount JV	$0.51	$1.18	$1.02	$3.69

Weighted Average	$1.06	$1.27	$1.09	$3.75

Note:

(1)	$/Bbl means Canadian dollars per barrel.
In the Surmont area, Paramount has drilled 10 oil sands evaluation wells over the past two years to complement another 12 existing Paramount wells in the area. Paramount plans to drill 40 additional oil sands evaluation wells and acquire four square miles of 3D seismic in this area in 2006 and 2007. Paramount has also commenced front end engineering design on an initial 10 MBbl/d oil sands development project, slated to commence steam injection in 2009 or 2010.
The joint venture with NAOSC drilled 24 oil sands evaluation wells over the past two years and plans to drill 150 oil sands evaluation wells in 2006. The joint venture also plans to shoot 25 square miles of 3D seismic and 132 miles of 2D seismic in 2006. Front end engineering design has commenced on an initial 10 MBbl/d oil sands development project at Leismer, slated to commence steam injection in 2008.
Paramount has budgeted $70 million for oil sands delineation and development in 2006. Each of the oil sands development projects referred to above is expected to require a capital expenditure by Paramount (in the case of Surmont) and Paramount and NAOSC (in the case of the Paramount JV) of approximately $180 million to bring on production. Paramount estimates that a larger 30 MBbl/d oil sands development project would require a capital expenditure of approximately $400 million to bring on production.

The evaluation by GLJ is as of October 31, 2005 and the evaluation by McDaniel is as of December 31, 2005, and both evaluations are subject to Paramount board review and approval in accordance with National Instrument 51-101.
Paramount is also providing an update with respect to its conventional operations. In 2006, Paramount plans to undertake the largest conventional capital program in its history, and anticipates that this expenditure will result in a 40% year-over-year increase in exit production rates. Year end results for 2005 have not yet been finalized and are subject to audit by Paramount’s auditors and approval by Paramount’s board of directors. The following table sets forth Paramount’s current estimate of 2005 production and capital expenditures and Paramount’s forecast of 2006 production and capital expenditures.

Production (Boe/d(1))
Behind Pipe on December 31, 2005	4,000
2005 Average(2)	24,800
2005 Exit	20,000
2006 Average Forecast	24,000
2006 Exit Forecast	28,000

Capital Expenditures ($MM)
2005 Estimate(3)	410
2006 Conventional Forecast(4)	350 to 400
2006 Oil Sands Forecast	70

Notes:

(1)	Boe/d means barrel of oil equivalency per day.

(2)	Includes first quarter 2005 production from those properties spun out to Trilogy Energy Trust on April 1, 2005 (the “Spinout Assets”).

(3)	Includes exploration, drilling and development expenditures, land expenditures and first quarter 2005 capital expenditures (including land) on the Spinout Assets. This figure does not include acquisitions and divestitures.

(4)	Forecast capital expenditures do not include expenditures on land.
Paramount is a Canadian oil and natural gas exploration, development and production company with operations focused in Western Canada. Paramount’s common shares are listed on the Toronto Stock Exchange under the symbol “POU”.
For further information, please contact:
Paramount Resources Ltd.
J.H.T. (Jim) Riddell, President and Chief Operating Officer
B.K. (Bernie) Lee, Chief Financial Officer
Phone: (403) 290-3600
Fax: (403) 262-7994

Forward-Looking Statements Advisory
This news release contains statements concerning drilling plans, plans to acquire seismic data, estimates of when steam injection will commence on the oil sands projects, capital required to be expended to bring the oil sands projects on production, forecasted 2006 capital expenditures and production, estimated resources, the net present values of estimated resources, production from the oil sands projects or other expectations, plans, goals, objectives, assumptions, information or statements about future events, conditions, results of operations or performance that may constitute forward-looking statements or information under applicable securities legislation. Such forward-looking statements or information are based on a number of assumptions which may prove to be incorrect. Such assumptions include, among other things: oil and gas prices remaining relatively consistent with their current prices, Paramount and the Paramount JV obtaining drilling success consistent with expectations, regulatory approvals being obtained and estimated timelines being met when expected in respect of the oil sands projects, and the estimated input and labour costs in respect of the oil sands projects.
Although Paramount believes that the expectations reflected in such forward-looking statements or information are reasonable, undue reliance should not be placed on forward-looking statements because Paramount can give no assurance that such expectations will prove to be correct. Forward-looking statements or information are based on current expectations, estimates and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by Paramount and described in the forward-looking statements or information. These risks and uncertainties include, but are not limited to: volatility of oil and gas prices, fluctuations in currency and interest rates, product supply and demand, risks inherent in Paramount’s operations, imprecision of resource estimates, Paramount’s ability to access external sources of debt and equity capital, Paramount’s ability to enter into or renew leases, imprecision in estimating the timing, costs and levels of production and drilling, the results of exploration, development and drilling, imprecision in estimates of future production capacity, Paramount’s ability to secure adequate product transportation, uncertainty in the amounts and timing of royalty payments, imprecision in estimates of product sales, changes in environmental and other regulations or the interpretation of such regulations, the ability to obtain necessary regulatory approvals, weather and general economic and business conditions.
The forward-looking statements or information contained in this news release are made as of the date hereof and Paramount undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, unless so required by applicable securities laws.
Oil and Gas Advisory
This press release contains disclosure expressed as “Boe/d”. All oil and natural gas equivalency volumes have been derived using the ratio of six thousand cubic feet of natural gas to one barrel of oil. Equivalency measures may be misleading, particularly if used in isolation. A conversion ratio of six thousand cubic feet of natural gas to one barrel of oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the well head.
The estimated net present values disclosed in this press release do not represent fair market value.